LAW OFFICE OF
CHRISTOPHER A. KOZLOWSKI
30 VAIL PLACE AT RAHWAY TRAIN STATION PLAZA
P.O. BOX 167-D
RAHWAY, NJ 07065

(732) 388-0281
FAX: (732) 381-5312
WWW.KOZLOWSKILEGAL.COM

September 26, 2017

RTO Finance Corp.
5 Portfolio Drive, Suite 2002
Gulf Breeze, FL 32561

Re: Opinion of Counsel
Offering Statement on Form 1-A for RTO Finance Corp.
Offering of up to 5,000,000 Shares of Common Stock

Ladies and Gentlemen:

I have been engaged as counsel to render a legal opinion with regard to the preparation and filing of an offering statement on Form 1-A. The offering statement covers the contemplated sale of up to five million (5,000,000) Shares of Common Stock to be sold by RTO Finance Corp., a Delaware corporation.

In connection with the opinion contained herein, I have examined the offering statement, the articles of incorporation and bylaws, the minutes of meetings of its board of directors, as well as all other documents necessary to render an opinion. In my examination, I have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to me as originals, the conformity to original documents of all documents submitted to me as certified or photostatic copies and the authenticity of the originals of such copies.

Based upon the foregoing, I am of the opinion that the common shares being sold pursuant to the offering statement are duly authorized and will be, when issued in the manner described in the offering statement, legally and validly issued, fully paid and non-assessable.

No opinion is being rendered hereby with respect to the truth and accuracy, or completeness of the offering statement or any portion thereof, nor of any qualifications for exemptions from the registration requirements, if applicable.

I further consent to the use of this opinion as an exhibit to the offering statement.

Very truly yours,

/s/ Christopher A. Kozlowski, Esq.
Christopher A. Kozlowski, Esq.